UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49877

On Track Innovations Ltd.

(Exact name of registrant as specified in its charter)

Hatnufa 5, Yokneam Industrial Zone, Yokneam, Israel

011 972 4 6868000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	On June 9, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of March 17, 2022, by and among On Track Innovations Ltd., a company incorporated under the laws of the State of Israel (the “Company”), Nayax Ltd., a company incorporated under the laws of the State of Israel (the “Parent”) and OTI Merger Sub Ltd, a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of the Parent (the “Merger Sub”), the Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of the Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2022

On Track Innovations Ltd.

By:	/s/ Assaf Cohen
	Name:	Assaf Cohen
	Title:	Chief Financial Officer